Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-194263

April 7, 2014

iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) the Prospectus Department of Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, by e-mail at dg.prospectus_requests@baml.com; (ii) Prospectus Department of UBS Securities LLC, 299 Park Avenue, New York, NY 10171, (888) 827-7275; or (iii) Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, NY 10004, Telephone: 212-667-8563, Email: EquityProspectus@opco.com. You may also access our company’s most recent prospectus dated March  27, 2014 by visiting the SEC website at

http://www.sec.gov/Archives/edgar/data/1524190/000119312514132744/d195054df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to our company’s registration statement on Form F-1 (registration No. 333-194263), or Amendment No. 4, as filed via EDGAR with the SEC on April 7, 2014. All references to page numbers are to page numbers in the preliminary prospectus which forms part of Amendment No. 4.

PROSPECTUS COVER

The second paragraph has been replaced with the paragraph below:

Prior to this offering, there has been no public market for our ADSs or our shares. Our ADSs have been approved for listing on the NASDAQ Global Select Market under the symbol “KANG.”

PROSPECTUS SUMMARY

The fifth paragraph on page 10 has been replaced with the paragraph below:

Listing	Our ADSs have been approved for listing on the NASDAQ Global Select Market, or the Nasdaq.

The last paragraph on page 10 has been replaced with the paragraph below:

Lock-up	We, all of our executive officers and existing shareholders, certain option holders, and all of our directors except one independent director, have agreed with the underwriters for a period of 180 days after the date of this prospectus not to offer, pledge, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or Class A common shares or any securities convertible into or exchangeable or exercisable for the ADSs or Class A common shares. In addition, Best Investment Corporation has agreed to enter into a similar lock-up agreement upon the consummation of this offering and Best Investment Corporation’s purchase of shares pursuant to the concurrent private placement. See “Underwriting” for more information.

RISK FACTORS

The first paragraph of the risk factor under the heading “There has been no public market for our common shares or ADSs prior to this offering, and you might not be able to resell the ADSs at or above the price you paid, or at all” on page 48 has been replaced by the paragraph below:

Prior to this initial public offering, there has been no public market for our common shares or ADSs. Our ADSs have been approved for listing on the Nasdaq. Our common shares will not be listed or quoted for trading on any exchange. A liquid public market for the ADSs may not develop. The initial public offering price for the ADSs will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the market price for the ADSs after the initial public offering. We cannot assure you that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The first paragraph of the risk factor under the heading “We will rely on the foreign private issuer exemption from most of the corporate governance requirements under the Nasdaq Stock Market Rules” on page 52 has been replaced by the paragraph below:

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices pursuant to exemptions under the Nasdaq Stock Market Rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Stock Market Rules with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. Upon the completion of this offering, we will follow our home country practices and rely on certain exemptions provided by the Nasdaq Stock Market Rules to a foreign private issuer, including:

•	a majority of independent directors on our board of directors;

•	an audit committee of at least three members, comprised solely of independent directors;

•	only independent directors be involved in the selection of director nominees and determination of executive officer compensation; and

•	regularly scheduled executive sessions of independent directors.

MANAGEMENT

The first sentence of the last paragraph on page 157 has been replaced by the sentence below:

Upon the listing of our ADSs on the Nasdaq, our audit committee will consist of three directors, namely Mr. Daqing Qi, Ms. Bonnie Sum Wai Lo and Mr. Minjian Shi and is chaired by Mr. Daqing Qi.

PRINCIPAL AND SELLING SHAREHOLDERS

The table set forth on page 162 has been replaced with the table below:

	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in This Offering		Shares Beneficially Owned after this Offering (Assuming No Exercise of Overallotment Option)		Percentage of Votes Held after this Offering
	Number	%	Number	%	Number	%	%
Directors and Executive Officers:
Ligang Zhang(1)	4,701,657	17.3	—	—	4,701,657	14.5	36.0
Boquan He(2)	4,448,575	16.5	—	—	4,448,575	13.8	10.3
Bonnie Sum Wai Lo	—	—	—	—	—	—	—
David Ying Zhang	—	—	—	—	—	—	—
Feiyan Huang(3)	557,865	2.1	20,000	*	537,865	1.7	*
Minjian Shi(4)	466,831	1.7	—	—	466,831	1.4	1.1
Qing Liu	—	—	—	—	—	—	—
Thomas McCoy Roberts	*	*	—	—	*	*	*
Daqing Qi	—	—	—	—	—	—	—
Yang Chen	*	*	—	—	*	*	*
Yafang Zhou(5)	591,390	2.2	—	—	591,390	1.8	1.2
Yunming Hui	*	*	—	—	*	*	*
Elmer Liu	—	—	—	—	—	—	—
All directors and executive officers as a group	10,841,318	39.6	—	—	10,821,318	33.1	49.5

Principal and Selling Shareholders:
Top Fortune Win Ltd.(6)	4,448,575	16.5	—	—	4,448,575	13.8	10.3
ShanghaiMed, Inc.(7)	3,369,836	12.4	—	—	3,369,836	10.4	7.8
NewQuest Asia Investments Limited(8)	1,647,992	6.1	865,200	3.2	674,642	2.1	1.6
Broad Street Principal Investments, L.L.C.(9)	3,491,023	13.0	—	—	3,491,023	10.8	8.1
Ora Investment Pte Ltd.(10)	3,933,366	14.6	600,000	2.2	3,333,366	10.3	7.7
Gold Partner Consultants Limited(11)	557,865	2.1	20,000	*	537,865	1.7	*
Perfect Fortune Success Ltd.(12)	153,304	*	30,000	*	123,304	*	*
AvantaLion, LLC(13)	580,000	2.2	100,000	*	480,000	1.5	1.1
Zhang Xiao Qi(14)	131,937	*	50,000	*	81,937	*	*

The footnote (1) on page 162 has been replaced with the sentences below:

(1)	Represents (i) 196,139 Class A common shares owned by ShanghaiMed, Inc., a British Virgin Islands company in which Mr. Ligang Zhang owns a 90% equity interest, (ii) 116,132 Class A common shares owned by Time Intelligent Finance Limited, a British Virgin Islands company; (iii) 3,023,697 Class A common shares issuable upon the conversion of 1,570,000 Class B common shares, 770,000 Series A preferred shares, 52,268 Series B preferred shares and 631,429 Series C-3 preferred shares owned by ShanghaiMed, Inc., (iv) 1,215,689 Class A common shares issuable upon the conversion of 123,305 Series A preferred shares, 159,679 Series B preferred shares, 392,889 Series C-3 preferred shares, 470,758 Series D-1 preferred shares and 69,058 Series D-2 preferred shares owned by Time Intelligent Finance Limited, and (v) 150,000 Class A common shares that Mr. Ligang Zhang has the right to acquire within 60 days through the exercise of stock options. Mr. Ligang Zhang’s family trust is the beneficial owner of Time Intelligent Finance Limited through certain trust arrangements. The business address of Mr. Ligang Zhang is Shimao Tower B-6F, 92A Jianguo Road, Chaoyang District, Beijing 100022, China.

RELATED PARTY TRANSACTIONS

The eleventh bullet points on page 169 have been replaced with the sentence below:

•	In March 2014, NewQuest Asia Investments Limited transferred 612,847 Series E preferred shares to The Magnolia Master Fund and will transfer an additional 108,150 Class A common shares issuable upon the conversion of 108,150 Series E preferred shares within three business days following the closing of this offering pursuant to the share purchase agreement entered into between The Magnolia Master Fund and NewQuest Asia Investments Limited.

UNDERWRITING

The second paragraph on page 194 has been replaced by the paragraph below:

Furthermore, all of our executive officers and existing shareholders, certain option holders, and all of our directors except one independent director, have also entered into a similar lock-up agreement for a period of 180 days from the date of our initial public offering prospectus, subject to certain exceptions, with respect to our Class A common shares, ADSs and securities that are substantially similar to our Class A common shares or ADSs. In addition, Best Investment Corporation has agreed to enter into a similar lock-up agreement upon the consummation of this offering and Best Investment Corporation’s purchase of shares pursuant to the concurrent private placement.

The second paragraph on page 203 has been replaced by the paragraph below:

The underwriters have agreed to reimburse us for certain of our expenses incurred in this offering.

The first sentence of the third paragraph on page 203 has been replaced by the sentence below:

We, all of our executive officers and existing shareholders, certain option holders, and all of our directors except one independent director, have agreed not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly, any of the ADSs or Class A common shares or any securities convertible into or exchangeable or exercisable for the ADSs or Class A common shares; whether now owned or hereafter acquired with respect to which the power of disposition exists or is acquired, exercise any right with respect to the registration of any of the ADSs or common shares, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the ADSs or common shares, whether any such swap or transaction is to be settled by delivery of the ADSs, common shares or other securities, in cash or otherwise; provided that (1) the representatives on behalf of the underwriters receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, and (3) the transferor does not otherwise voluntarily effect any public filing or report regarding such transfers, the transfer of our ADSs or Class A common shares may be allowed: (i) as a bona fide gift or gifts; or (ii) to any trust for the transferor’s direct or indirect benefit or that of the transferor’s immediate family; or (iii) as a distribution to the transferor’s limited partners or stockholders; or (iv) to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor.

The second paragraph on page 204 has been replaced by the paragraph below:

Our ADSs have been approved for listing on the Nasdaq under the symbol “KANG.” In order to meet one of the requirements for listing on the Nasdaq, the underwriters have undertaken to sell ADSs to a minimum number of beneficial owners as required by that exchange.

EXPENSES RELATING TO THIS OFFERING

The table on page 211 has been replaced by the table below:

Securities and Exchange Commission Registration Fee	US$	32,198
Nasdaq listing fee		200,000
Financial Industry Regulatory Authority, Inc. filing fee		37,350
Legal fees and expenses		1,200,000
Accounting fees and expenses		900,000
Miscellaneous		1,411,062
Total	US$	3,780,610

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

The table on page F-21 has been replaced by the table below:

	Weighted average (years)	Range (years)
Customer relationship	5.5	2.1~6.1
Non-compete agreement	2.0	2.0
Contract backlog	0.4	0.4
Operating license	3.3	0.3~4.8
Favorable lease contract	9.7	5.1~9.8

The first paragraph on page F-44 has been replaced by the paragraph below:

Pursuant to a supplemental agreement entered into between the Company and the holders of Series E shares dated on July 14, 2011, Series E shares would be redeemable after April 22, 2012, hence additional redemption premium of $2,312 related to the period from the original redemption due date of July 14, 2011 to April 22, 2012 was charged as deemed dividend for the year ended March 31, 2012.